ELEMENTIS

30 September 2005


SUPPL
PROCESSING
RECEIVED
OCT 11 2005
SEC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

05011858

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b) as follows:-

1. All documentation filed with Companies House from 15 June 2005 to date together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 15 June 2005 to date together with schedule listing the same.

3. All documentation filed with the UK Listing Authority from 15 June 2005 to date together with a schedule listing the same.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Penny Watson
Company Secretary's Office
Elementis plc

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000
Facsimile: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Registered Office: Elementis House, 56 Kingston Road, Staines TW18 4ES, UK Registered Number 3299608 Registered in England

Companies House Filings made From
15 June 2005 to 30 September 2005



Date Filed by Companies House	Description
22 June 2005	Form 88(2) Return of Allotment of Shares
6 July 2005	Form 288a Appointment of Director
6 July 2005	Form 288a Appointment of Director
8 July 2005	Report and Accounts to the 31 December 2004
10 July 2005	Form 88(2) Return of Allotment of Shares
12 July 2005	From 288a Appointment of Director
12 July 2005	Form 288a Appointment of Director
12 July 2005	Form 288a Appointment of Director
13 July 2005	Form 88(2) Return of Allotment of Shares
21 July 2005	Form 288b Director and Secretary Resigned
21 July 2005	Form 88(2) Return of Allotment of Shares
22 July 2005	Form 288a Secretary Appointed
25 July 2005	Form 88(2) Return of Allotment of Shares
3 August 2005	Form 88(2) Return of Allotment of Shares
22 August 2005	Form 288(b) Director Resigned

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,084,313		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	21.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A07 *AWIA266C* COMPANIES HOUSE 0093 16/06/05

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
for companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED LIST UK Postcode	Class of shares allotted Ordinary	Number allotted 1,084,313
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed [signature] **Date** 14 JUNE 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House

56 Kingston Road
Staines
Middlesex TW18 4ES

Tel 01784 227000 Fax 01784 460731

DX number DX exchange

SHARES ALLOTTED

COMPANY : ELEMENTIS PLC
SECURITY : ORDINARY SHARES OF 5P EACH

ALLOTMENT PERIOD : FROM 01JUN05 TO 01JUN05

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ALPROVICH HELEN ANN /MISS. 22 PINE STREET WALDRIDGE VILLAGE CHESTER-LE-STREET CO DURHAM	4333
BABINGTON RICHARD /MR. 212 WANDSWORTH BRIDGE RD FULHAM LONDON SW6 2UE	43339
BAINBRIDGE JULIE ANN /MRS. 9 BRUNEL WAY DARLINGTON CO DURHAM DL1 1DX	5200
BARBER ARTHUR RAYMOND /MR. 18 HEATHFIELD CLOSE EAGLESCLIFFE STOCKTON ON TEES	8667
BIRMINGHAM PHILIP MARK /MR. 18 DERWENT STREET STOCKTON ON TEES TS20 2BZ	20802
BLACK LYNN /MRS. 55 LANGTON VIEW EAST CALDER WEST LOTHIAN EH53 0RB	17335
BLAKEMORE KEITH /MR. 23 NORWICH AVENUE ELM TREE FARM STOCKTON ON TEES CLEVELAND TS19 0XD	4333
BROWN PHILIP DAMIAN /MR. PINE VIEW COTTAGE PLOVER LANE LOWER COMMON EVERSLEY HAMPSHIRE RG27 0QX	43339
CABELL GORDON /MR. 132 SHEPHERDS LANE PRIESTWOOD BRACKNELL BERKSHIRE RG42 2DF	3467
CAFFERY STEPHEN /MR. 3 HIRD ROAD	3467

WILLEY FLATTS
YARM
STOCKTON ON TEES

CHOOSEY MICHAEL /MR. 17335
31 CRANFORD GARDENS
ACKLAM
MIDDLESBROUGH
TS5 8AG

COATES MARTIN /MR. 13868
10 ROECLIFFE GROVE
STOCKTON-ON-TEES
CLEVELAND
TS19 8JU

CORBETT WILLIAM /MR. 4333
18 GRAHAM WAY
KNIGHTSRIDGE
LIVINGSTON

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CRUIKSHANK ERIC /MR. 27 BABERTON MAINS HILL EDINBURGH EH14 3HA	3467
CUMMINS BRIAN JOHN /MR. 110 FAIRWELL ROAD FAIRFIELD STOCKTON ON TEES CLEVELAND	6934
CURRY DAVID /MR. 13 BRENTFORD ROAD NORTON STOCKTON ON TEES TS20 2DW	17335
CUTHBERT STEPHEN PAUL /MR. 7 WHINCHAT CLOSE INGLEBY BARWICK STOCKTON-ON-TEES TS17 0TG	26003
DALY DAMIAN JOSEPH /MR. 71 LEONARD ROPNER DRIVE HARTBURN DALE FAIRFIELD STOCKTON ON TEES	5200
DUCKETT DENISE /MRS. 5 COE SPUR SLOUGH BERKSHIRE SL1 9JL	26003
EGLON FRANCES MARY /MRS. 49 ASH GREEN COULBY NEWHAM MIDDLESBROUGH TS8 0UW	8667
ELKIN KEITH /MR. 11 CORONATION CRES WILLEY FLATTS YARM STOCKTON ON TEES TS15 9EA	8667
GARSIDE ANTHONY EDWARD /MR. 50 HAMBLETON ROAD COUNDON BISHOP AUCKLAND CO DURHAM	34671
GIROT MICHAEL CHRISTOPHER /DR. 10 MAINSIDE REDMARSHALL STOCKTON ON TEES TS21 1HY	43339
HAMILTON DOUGLAS R /MR. 11 ABBEY ROAD	43339

DARLINGTON
CO DURHAM
DL3 7RA

HARRINGTON COLIN /MR. 8667
7 HARTON AVE
BILLINGHAM
STOCKTON ON TEES
TS22 5DH

HARRIS PAUL /MR. 8667
85 GLENISLA COURT
WHITBURN
BATHGATE
WEST LOTHIAN

HARRISON JUDITH ANNE /MRS. 3467
34 BRECON CRESCENT
INGLEBY BARWICK
STOCKTON ON TEES
TS17 5DA

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
HARRISON TERENCE /MR. 21 GOSFORTH AVE REDCAR REDCAR AND CLEVELAND TS10 3LL	17335
HAYES JOHN BERNARD /MR. 39 NEW ROAD LITTLE KINGSHILL GREAT MISSENDEN BUCKS	43339
HOOKWAY BARRIE WILLIAM /MR. 125 KENSINGTON GARDENS DARLINGTON CO DURHAM DL1 4NH	26003
HUGHES GRAHAM DEREK /MR. 4 MERIONETH CLOSE INGLEBY BARWICK STOCKTON ON TEES TS17 5EW	5200
HUNTER JOANNE /MISS. 108 MEADOWFIELD DRIVE EAGLESCLIFFE STOCKTON-ON-TEES TS16 0HJ	26003
JOHNSON NOEL DAVID /MR. 10 ELLERTON ROAD HARTBURN STOCKTON ON TEES TS18 5NJ	17335
JONES KEVIN /MR. 33 SEYMOUR GROVE EAGLESCLIFFE STOCKTON ON TEES TS16 0LB	17335
LITTLEFAIR BARRY /MR. 5 SAXBY ROAD NORTON STOCKTON ON TEES TS20 2HT	3467
MARSHALL BRIAN /MR. 562 YARM ROAD EAGLESCLIFFE STOCKTON ON TEES TS16 0BX	5200
MARSHALL JOHN /MR. 18 KIPLING GROVE FAIRFIELD STOCKTON-ON-TEES TS19 7QT	26003
MCDAVID BRIAN /MR. 3 BRUCEFIELD DRIVE	5200

WHITBURN
WEST LOTHIAN
EH47 8NQ

MCWILLIAMS MICHAEL /MR. 43339
23 EMSWORTH DRIVE
EAGLESCLIFFE
STOCKTON-ON-TEES
TS16 ONR

MEIKLE JAMES /MR. 8667
9 HOWIESON AVENUE
BO'NESS
WEST LOTHIAN
EH51 9JG

MOCKLER WILLIAM JAMES /MR. 8667
4 EASBY GROVE
THORNABY
STOCKTON ON TEES
TS17 8BU

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
NELSON THOMAS HUGH /MR. 11 DARCEY CLOSE ALLERTON GRANGE YARM STOCKTON ON TEES TS15 9TA	5200
NEWITT NEALE /MR. 58 HIGH GILL ROAD NUNTHORPE MIDDLESBROUGH CLEVELAND	13868
PARKER LEE JAMES /MR. 4 GLENN CRESCENT MARTON MIDDLESBROUGH TS7 8ED	7801
PARR RAYMOND /MR. 14 CHADDERTON DRIVE THORNABY STOCKTON ON TEES TS17 9QG	3467
REID MAXINE /MRS. 23 CARRADALE CLOSE EAGLESCLIFFE STOCKTON ON TEES TS16 9HF	3467
ROPER STEPHEN /MR. 16 BUTTERFIELD DRIVE EAGLESCLIFFE STOCKTON ON TEES TS16 0EL	27737
SANDISON ALAN /MR. 4 REDHALL DRIVE LONGSTONE EDINBURGH EH14 2HF	5200
SIMPSON WILLIAM JOHN JAMES /MR. 15 BROMLEY ROAD HARTBURN STOCKTON ON TEES TS18 4HE	17335
SMITH COLIN /MR. 20 WATTON ROAD THORNABY STOCKTON-ON-TEES TS17 9QD	22536
SNOWDON PETER JOHN /MR. 7 HEATHFIELD PARK MIDDLETON ST GEORGE DARLINGTON CO DURHAM	6067
STEWART JILLIAN MICHELE /MRS.	17335

12 WOODLAND WAY
LONG NEWTON
STOCKTON ON TEES
TS21 1DJ

STRIKE GEORGE /MR. — 4333
70 MARSKE LANE
BISHOPSGARTH
STOCKTON ON TEES
TS19 8XD

TASKER PETER /MR. — 3467
18 LARUN BEAT
YARM
STOCKTON ON TEES
TS15 9HP

TAYLOR ALAN ANDREW /MR. — 10401
32 COTTERSLOE ROAD
NORTON
STOCKTON ON TEES
TS20 1JA

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
THURLOW JEFFREY /MR. 19 BECKWITH DRIVE THE WYNDINGS TRIMDON VILLAGE CO DURHAM	3467
TUNNEY DAVID /MR. 49 SEYMOUR GROVE EAGLESCLIFFE STOCKTON ON TEES TS16 0LE	43339
TUNNEY LYNN /MRS. 49 SEYMOUR GROVE EAGLESCLIFFE STOCKTON ON TEES	8667
WALKER COLIN /MR. 67 LIMPTON GATE YARM TS15 9JA	4333
WALLIS IAN GEORGE /MR. 5 FREDERICK STREET SOUTH MEADOWFIELD DURHAM DH7 8LZ	26003
WALTON DENNIS /MR. 31 CLAPHAM ROAD WILLEY FLATTS YARM STOCKTON ON TEES TS15 9DH	34671
WATSON PENELOPE /MISS. FLAT 5 AIRD COURT 2B BELGRADE ROAD HAMPTON MIDDLESEX TW12 2BA	17335
WEGG ROBERT /MR. ROSEGATE THE SPITAL YARM STOCKTON ON TEES	43339
WILLIAMS GRAHAM PAUL /MR. 17 THE GABRIELS NEWBURY BERKSHIRE RG14 6PZ	17335
WILLIAMS STEVEN ALAN /MR. THE OLD SCHOOL GREAT LANGTON NORTHALLERTON NORTH YORKS	43339
WILSON EDWARD GLEN /MR.	6934

45 CROFT ROAD
EAGLESCLIFFE
STOCKTON ON TEES
TS16 ODY

NUMBER OF ACCOUNTS : 66 1084313

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,084,313		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	21.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED LIST UK Postcode	Class of shares allotted Ordinary	Number allotted 1,084,313
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe) Elementis House
56 Kingston Road Staines Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange

SHARES ALLOTTED

COMPANY : ELEMENTIS PLC
SECURITY : ORDINARY SHARES OF 5P EACH

ALLOTMENT PERIOD : FROM 01JUN05 TO 01JUN05

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ALPROVICH HELEN ANN /MISS. 22 PINE STREET WALDRIDGE VILLAGE CHESTER-LE-STREET CO DURHAM	4333
BABINGTON RICHARD /MR. 212 WANDSWORTH BRIDGE RD FULHAM LONDON SW6 2UE	43339
BAINBRIDGE JULIE ANN /MRS. 9 BRUNEL WAY DARLINGTON CO DURHAM DL1 1DX	5200
BARBER ARTHUR RAYMOND /MR. 18 HEATHFIELD CLOSE EAGLESCLIFFE STOCKTON ON TEES	8667
BIRMINGHAM PHILIP MARK /MR. 18 DERWENT STREET STOCKTON ON TEES TS20 2BZ	20802
BLACK LYNN /MRS. 55 LANGTON VIEW EAST CALDER WEST LOTHIAN EH53 0RB	17335
BLAKEMORE KEITH /MR. 23 NORWICH AVENUE ELM TREE FARM STOCKTON ON TEES CLEVELAND TS19 0XD	4333
BROWN PHILIP DAMIAN /MR. PINE VIEW COTTAGE PLOVER LANE LOWER COMMON EVERSLEY HAMPSHIRE RG27 0QX	43339
CABELL GORDON /MR. 132 SHEPHERDS LANE PRIESTWOOD BRACKNELL BERKSHIRE RG42 2DF	3467
CAFFERY STEPHEN /MR. 3 HIRD ROAD	3467

WILLEY FLATTS
YARM
STOCKTON ON TEES

CHOOSEY MICHAEL /MR. 17335
31 CRANFORD GARDENS
ACKLAM
MIDDLESBROUGH
TS5 8AG

COATES MARTIN /MR. 13868
10 ROECLIFFE GROVE
STOCKTON-ON-TEES
CLEVELAND
TS19 8JU

CORBETT WILLIAM /MR. 4333
18 GRAHAM WAY
KNIGHTSRIDGE
LIVINGSTON

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CRUIKSHANK ERIC /MR. 27 BABERTON MAINS HILL EDINBURGH EH14 3HA	3467
CUMMINS BRIAN JOHN /MR. 110 FAIRWELL ROAD FAIRFIELD STOCKTON ON TEES CLEVELAND	6934
CURRY DAVID /MR. 13 BRENTFORD ROAD NORTON STOCKTON ON TEES TS20 2DW	17335
CUTHBERT STEPHEN PAUL /MR. 7 WHINCHAT CLOSE INGLEBY BARWICK STOCKTON-ON-TEES TS17 0TG	26003
DALY DAMIAN JOSEPH /MR. 71 LEONARD ROPNER DRIVE HARTBURN DALE FAIRFIELD STOCKTON ON TEES	5200
DUCKETT DENISE /MRS. 5 COE SPUR SLOUGH BERKSHIRE SL1 9JL	26003
EGLON FRANCES MARY /MRS. 49 ASH GREEN COULBY NEWHAM MIDDLESBROUGH TS8 0UW	8667
ELKIN KEITH /MR. 11 CORONATION CRES WILLEY FLATTS YARM STOCKTON ON TEES TS15 9EA	8667
GARSIDE ANTHONY EDWARD /MR. 50 HAMBLETON ROAD COUNDON BISHOP AUCKLAND CO DURHAM	34671
GIROT MICHAEL CHRISTOPHER /DR. 10 MAINSIDE REDMARSHALL STOCKTON ON TEES TS21 1HY	43339
HAMILTON DOUGLAS R /MR. 11 ABBEY ROAD	43339

DARLINGTON
CO DURHAM
DL3 7RA

HARRINGTON   COLIN   /MR.   8667
7 HARTON AVE
BILLINGHAM
STOCKTON ON TEES
TS22 5DH

HARRIS   PAUL   /MR.   8667
85 GLENISLA COURT
WHITBURN
BATHGATE
WEST LOTHIAN

HARRISON   JUDITH ANNE   /MRS.   3467
34 BRECON CRESCENT
INGLEBY BARWICK
STOCKTON ON TEES
TS17 5DA

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
HARRISON TERENCE /MR. 21 GOSFORTH AVE REDCAR REDCAR AND CLEVELAND TS10 3LL	17335
HAYES JOHN BERNARD /MR. 39 NEW ROAD LITTLE KINGSHILL GREAT MISSENDEN BUCKS	43339
HOOKWAY BARRIE WILLIAM /MR. 125 KENSINGTON GARDENS DARLINGTON CO DURHAM DL1 4NH	26003
HUGHES GRAHAM DEREK /MR. 4 MERIONETH CLOSE INGLEBY BARWICK STOCKTON ON TEES TS17 5EW	5200
HUNTER JOANNE /MISS. 108 MEADOWFIELD DRIVE EAGLESCLIFFE STOCKTON-ON-TEES TS16 0HJ	26003
JOHNSON NOEL DAVID /MR. 10 ELLERTON ROAD HARTBURN STOCKTON ON TEES TS18 5NJ	17335
JONES KEVIN /MR. 33 SEYMOUR GROVE EAGLESCLIFFE STOCKTON ON TEES TS16 0LB	17335
LITTLEFAIR BARRY /MR. 5 SAXBY ROAD NORTON STOCKTON ON TEES TS20 2HT	3467
MARSHALL BRIAN /MR. 562 YARM ROAD EAGLESCLIFFE STOCKTON ON TEES TS16 0BX	5200
MARSHALL JOHN /MR. 18 KIPLING GROVE FAIRFIELD STOCKTON-ON-TEES TS19 7QT	26003
MCDAVID BRIAN /MR. *3 BRUCEFIELD DRIVE*	5200

WHITBURN
WEST LOTHIAN
EH47 8NQ

MCWILLIAMS MICHAEL /MR. 43339
23 EMSWORTH DRIVE
EAGLESCLIFFE
STOCKTON-ON-TEES
TS16 ONR

MEIKLE JAMES /MR. 8667
9 HOWIESON AVENUE
BO'NESS
WEST LOTHIAN
EH51 9JG

MOCKLER WILLIAM JAMES /MR. 8667
4 EASBY GROVE
THORNABY
STOCKTON ON TEES
TS17 8BU

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
NELSON THOMAS HUGH /MR. 11 DARCEY CLOSE ALLERTON GRANGE YARM STOCKTON ON TEES TS15 9TA	5200
NEWITT NEALE /MR. 58 HIGH GILL ROAD NUNTHORPE MIDDLESBROUGH CLEVELAND	13868
PARKER LEE JAMES /MR. 4 GLENN CRESCENT MARTON MIDDLESBROUGH TS7 8ED	7801
PARR RAYMOND /MR. 14 CHADDERTON DRIVE THORNABY STOCKTON ON TEES TS17 9QG	3467
REID MAXINE /MRS. 23 CARRADALE CLOSE EAGLESCLIFFE STOCKTON ON TEES TS16 9HF	3467
ROPER STEPHEN /MR. 16 BUTTERFIELD DRIVE EAGLESCLIFFE STOCKTON ON TEES TS16 0EL	27737
SANDISON ALAN /MR. 4 REDHALL DRIVE LONGSTONE EDINBURGH EH14 2HF	5200
SIMPSON WILLIAM JOHN JAMES /MR. 15 BROMLEY ROAD HARTBURN STOCKTON ON TEES TS18 4HE	17335
SMITH COLIN /MR. 20 WATTON ROAD THORNABY STOCKTON-ON-TEES TS17 9QD	22536
SNOWDON PETER JOHN /MR. 7 HEATHFIELD PARK MIDDLETON ST GEORGE DARLINGTON CO DURHAM	6067
STEWART JILLIAN MICHELE /MRS.	17335

12 WOODLAND WAY
LONG NEWTON
STOCKTON ON TEES
TS21 1DJ

STRIKE GEORGE /MR. 4333
70 MARSKE LANE
BISHOPSGARTH
STOCKTON ON TEES
TS19 8XD

TASKER PETER /MR. 3467
18 LARUN BEAT
YARM
STOCKTON ON TEES
TS15 9HP

TAYLOR ALAN ANDREW /MR. 10401
32 COTTERSLOE ROAD
NORTON
STOCKTON ON TEES
TS20 1JA

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
THURLOW JEFFREY /MR. 19 BECKWITH DRIVE THE WYNDINGS TRIMDON VILLAGE CO DURHAM	3467
TUNNEY DAVID /MR. 49 SEYMOUR GROVE EAGLESCLIFFE STOCKTON ON TEES TS16 0LE	43339
TUNNEY LYNN /MRS. 49 SEYMOUR GROVE EAGLESCLIFFE STOCKTON ON TEES	8667
WALKER COLIN /MR. 67 LIMPTON GATE YARM TS15 9JA	4333
WALLIS IAN GEORGE /MR. 5 FREDERICK STREET SOUTH MEADOWFIELD DURHAM DH7 8LZ	26003
WALTON DENNIS /MR. 31 CLAPHAM ROAD WILLEY FLATTS YARM STOCKTON ON TEES TS15 9DH	34671
WATSON PENELOPE /MISS. FLAT 5 AIRD COURT 2B BELGRADE ROAD HAMPTON MIDDLESEX TW12 2BA	17335
WEGG ROBERT /MR. ROSEGATE THE SPITAL YARM STOCKTON ON TEES	43339
WILLIAMS GRAHAM PAUL /MR. 17 THE GABRIELS NEWBURY BERKSHIRE RG14 6PZ	17335
WILLIAMS STEVEN ALAN /MR. THE OLD SCHOOL GREAT LANGTON NORTHALLERTON NORTH YORKS	43339
WILSON EDWARD GLEN /MR.	6934

45 CROFT ROAD
EAGLESCLIFFE
STOCKTON ON TEES
TS16 ODY

NUMBER OF ACCOUNTS : 66 1084313

*****END OF REPORT *****



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	06	06	2005
† Date of Birth	17	01	1937

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc: C.B.E.

Forename(s): ~~Kenith~~ KENNETH Joseph

Surname: Minton

Previous forename(s): Previous surname(s):

Usual residential address 7 Midway

Post town: St. Albans Postcode: AL3 4BD

County / Region: Hertfordshire Country: UK

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 29/6/05

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/7/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate



Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Benny Watson~~ NICKY RUSSELL, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel Tel: 01784 227021
Fax: 01784 417844
DX number DX exchange



A48 COMPANIES HOUSE 0006 05/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3299608

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000



List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Name Kenith Joseph Minton

Company Name	Resignation
4imprint Group plc	
Paypoint plc	
Tomkins plc	
Westminster Roman Catholic Diocese Trustee (The)	
Solvay UK Holding Company Limited	



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	06 06 2005
† Date of Birth (Day Month Year)	07 03 1951
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Edward JOHN
Surname	Bramson
Previous forename(s)	
Previous surname(s)	
Usual residential address	500 Park Avenue, Apartment 28B
Post town	New York
Postcode	NY 10022
County / Region	
Country	USA
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	None

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 29/6/05

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/7/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel: 01784 227021
Fax: 01784 417844

DX number DX exchange

A48 ACOX86PR 0007
COMPANIES HOUSE 05/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3299608

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


BLUEPRINT
2000

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	256,560		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	21.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A32 *A9S6U6L2* COMPANIES HOUSE 0541 01/07/05

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

45

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED LIST UK Postcode	Class of shares allotted Ordinary	Number allotted 256,560
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed P. Rowe **Date** 29 June 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe) Elementis House	
56 Kingston Road Staines Middlesex TW18 4ES	
Tel 01784 227000	Fax 01784 460731
DX number	DX exchange

IPANY : ELEMENTIS PLC
CURITY : ORDINARY SHARES OF 5P EACH

LOTMENT PERIOD : FROM 15JUN05 TO 15JUN05

OLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
DAMS DAVID KENNETH /MR. 53 CHESHAM ROAD NORTON STOCKTON ON TEES TS20 2SH	8667
ROWN DAVID /MR. 20 MAYFIELD CRES EAGLESCLIFFE STOCKTON ON TEES TS16 ONQ	5200
UTLER ANGELA MARY /MRS. 24 SIDNEY ROAD STAINES MIDDLESEX TW18 4LX	34671
ANT ANDREW PAUL /MR. 29 ASH GROVE KIRKLEVINGTON YARM TS15 9NQ	43339
CLOCHERTY GERARD /MR. 71 BELHAVEN PARK HEATHFIELD GRANGE MUIRHEAD GLASGOW	43339
OWAN NEIL /MR. 11 MENDIP AVENUE CHESTER LE STREET CO DURHAM DH2 3AS	8667
IXON DAVID /MR. 101 BRACKBEDS CLOSE PELTON CHESTER LE STREET CO DURHAM DH2 1XL	3467
ARDENER NICHOLAS JOHN LONGDEN MR. 17 GRENADIER DRIVE NORTHALLERTON NORTH YORKSHIRE DL6 1SB	43339
ARKER SUSAN JANE /MRS. THE BUNGALOW WORSALL GROVE FARM LOW WORSALL YARM	4333
ACKSON MARK /MR.	26003

16 BRONABER CLOSE
INGLEBY BARWICK
STOCKTON ON TEES
TS17 5HR

MADDEN ROBERT WILLIAM /MR. 13868
9 REDCAR ROAD
THORNABY
STOCKTON ON TEES
TS17 8LB

PESCOD MARGARET ANN /MS. 4333
5 GLANTON CLOSE
WALDRIDGE PARK
CHESTER LE STREET
CO DURHAM
DH2 3SW

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
RAW DAVID /MR. 25 PINEWOOD CRESCENT HEIGHINGTON DARLINGTON CO DURHAM	8667
THOMPSON PAUL /MR. 159 FAIRFIELD ROAD FAIRFIELD STOCKTON ON TEES TS19 7HQ	8667
NUMBER OF ACCOUNTS : 14	256560

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,672		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	18p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



ACOX66P8
A48
COMPANIES HOUSE
0009
05/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,672
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,672

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 10. 6. 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/3533 Tel: 01903 833436
DX number DX exchange



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	06	06	2005	† Date of Birth	29	09	2061

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title		* Honours etc	
Forename(s)	Matthew Roy		
Surname	Peacock		
Previous forename(s)		Previous surname(s)	
Usual residential address	Villa Santa Maddalena, Strada Santa Maddalena		
Post town	Amelia	Postcode	TR05022
County / Region		Country	Italy
† Nationality	British	† Business occupation	Director
† Other directorships (additional space next page)	See attached schedule		

I consent to act as ** director / secretary of the above named company

Consent signature  **Date** 20/6/05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed  **Date** 24/06/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)



Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICKY RUSSELL ~~Penny Watson~~, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel: 01784 227021
Fax: 01784 417844

DX number | DX exchange



A70HK6JU
A37
COMPANIES HOUSE
0591
29/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3299608

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Name Matthew Roy Peacock

Company Name	Resignation
Dataforce Holdings Limited	
Hanover Investors Limited	
TDX Group Limited.	


BLUEPRINT
2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	06	06	2005
† Date of Birth	17	08	1943

Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Forename(s) Ian

Surname Brindle

Previous forename(s) Previous surname(s)

Usual residential address Milestones, Pack Horse Road

Post town Sevenoaks Postcode TN13 2QP

County / Region Kent Country UK

† Nationality British † Business occupation Company Director

† Other directorships (additional space next page) See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 23.06.05

A director, ~~secretary~~ etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate

Signed [signature] **Date** 24.06.05

(**a director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICKY RUSSELL ~~Penny Watson~~, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel Tel: 01784 227021
Fax: 01784 417844
DX number DX exchange


A70HL6JH
A37
COMPANIES HOUSE
0690
29/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3299608

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Name Ian Brindle

Company Name	Resignation
4imprint Group plc	

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19,657		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



ADS1F6QR
A54
0262
COMPANIES HOUSE
06/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	19,657
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	19,657
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 5 JULY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/514	Tel: 01903 833436
DX number	DX exchange


BLUEPRINT
2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Date of termination of appointment

Day	Month	Year
3 0	0 6	2 0 0 5

as director X as secretary X

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Philip Damian

Surname Brown

† Date of Birth

Day	Month	Year
1 8	0 6	1 9 4 8

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11-7-05

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES

Tel Tel: 01784 227021
Fax: 01784 417844

DX number DX exchange


A00JF6Y0
A42
COMPANIES HOUSE
0141
14/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,335		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	21.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A42 *A00IB6YJ* COMPANIES HOUSE 0181 14/07/05

20

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Jason Carl Pickering	Class of shares Allotted	Number allotted
Address	6 Milburn Crescent, Norton, Stockton on Tees, Cleveland.	Ordinary	17,335
UK Postcode	TS20 2DN		
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Mark Pickering **Date** 12 JULY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road
Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26,549		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	29p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

AMX3D73J A39 COMPANIES HOUSE 0358 19/07/05

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig ESOS Part Id 142cn Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 26,549
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 26,549

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Mark. [signature] **Date** 18/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JPE0599	Tel: 01903 833017
DX number	DX exchange



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	01	07	2005	† Date of Birth			

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: * Honours etc:

Forename(s): Mark Darren

Surname: Prudden

Previous forename(s): Previous surname(s):

Usual residential address Hedgerows, Heather Wold

Post town: Burghclere Postcode: RG20 9BG

County / Region: Berkshire Country: United Kingdom

† Nationality: † Business occupation:

† Other directorships (additional space next page):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature Mark Prudden **Date** 11\7\05

A director, secretary etc must sign the form below.

Signed [signature] **Date** 11.7.05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel Tel: 01784 227021
Fax: 01784 417844
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

AKE3062G
A49 COMPANIES HOUSE 0607 15/07/05

Company Number 3299608

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- *for names not used since the age of 18 or for at least 20 years.*

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- *another wholly owned subsidiary of the same parent company.*

BLUEPRINT 2000

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	115,682		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	29p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



AWBMP7BA
A49
0056
COMPANIES HOUSE
27/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	115,682
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	115,682
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/1046 Tel: 01903 833436
DX number DX exchange



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

	Day	Month	Year
Date of termination of appointment	0 8	0 8	2 0 0 5

as director [X] as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Geoffrey Antony

Surname: Gaywood

	Day	Month	Year
† Date of Birth	0 9	0 8	1 9 4 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 10/8/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel Tel: 01784 227021
Fax: 01784 417844
DX number DX exchange



A94PY7R8
A36
0228
COMPANIES HOUSE
12/08/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

London Stock Exchange Filings made from 15 June 2005 to 30 September 2005



Date	Description
30 June 2005	Elementis plc Trading Statement
15 July 2005	Blocklisting Six Monthly Return Elementis Discretionary Executive Share Option Scheme.
15 July 2005	Blocklisting Six Monthly Return Elementis Unapproved Executive Share Option Scheme 1998.
15 July 2005	Blocklisting Six Monthly Return Elementis Savings Related Share Option Scheme 1998.
19 July 2005	Notification of Interim Results
28 July 2005	Interim Results for the half year ended 30 June 2005
9 August 2005	Announcement regarding Board Changes.
16 August 2005	Announcement re: Notification of Major Interests in Shares.
23 September 2005	Announcement re: Redeemable B Shares Circular.

Elementis PLC
30 June 2005

PRESS INFORMATION

Elementis plc

Trading Statement

Thursday 30 June 2005: Elementis plc (LSE:ELM) today issues a trading update, ahead of its first-half results, which will be announced on 28 July 2005.

Sales and operating profits have increased during the first half of 2005 compared to the same period of last year, due, in part to the acquisition of Sasol Servo in the second half of 2004. The first half results were in line with the company's expectations.

Elementis Pigments has today announced a rationalisation of its manufacturing facilities. The majority of the facilities at the East St. Louis pigments pla will cease operation during the second half of the year and Elementis will ta a one time charge of approximately £7 million in the first half to provide fc the costs of the rationalisation. Production will be transferred to other manufacturing sites including the newly constructed facility in TaiCang, Chir The company expects that these moves will result in an improvement in margins for its pigments business in 2006 when they will have been implemented fully.

The recently reconstituted board of Elementis is reviewing the company's strategy and each of its operations. The company will provide an update of : plans resulting from this process during the second half.

- Ends -

Further Enquiries:

Elementis Tel +44 (0) 1784 22

Geoff Gaywood - Chief Executive
Brian Taylorson - Finance Director
Hilary Reid Evans - Head of Corporate Communications

Financial Dynamics Tel +44 (0) 20 7831 :

Deborah Scott/Greg Quine

This information is provided by RNS
The company news service from the London Stock Exchange

Company Announcements takes no responsibility for the accuracy of the information within this site. The announcements are supplied by the Pri
denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Di
announcements are filtered from this site.

Elementis PLC
15 July 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ELEMENTIS PLC

2. NAME OF SCHEME: ELEMENTIS DISCRETIONARY EXECUTIVE SHARE OPTION SCHEME :

3. PERIOD OF RETURN: FROM: 08.01.05 TO: 15.07.05

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 6,785,933

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 26,549

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 6,759,384

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 7,000,000 ORDINARY SHARES OF 5P LISTED ON 24 FEBRUARY 1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 434,975,917 ORDINARY SHARES OF 5P

CONTACT FOR QUERIES

NAME: PENNY WATSON

TELEPHONE: 01784 227023

This information is provided by RNS
The company news service from the London Stock Exchange

Company Announcements takes no responsibility for the accuracy of the information within this site. The announcements are supplied by the Pri
denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Dis
announcements are filtered from this site.

Elementis PLC
15 July 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ELEMENTIS PLC

2. NAME OF SCHEME: ELEMENTIS UNAPPROVED EXECUTIVE SHARE OPTION SCHEME 1998

3. PERIOD OF RETURN: FROM: 08.01.05 TO: 15.07.05

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 1,308,126

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 102,000

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 1,206,126

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 1,500,000 ORDINARY SHARES OF 5P LIS ON 24 FEBRUARY 1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 434,975,917 ORDINARY SHARES OF 5I

CONTACT FOR QUERIES

NAME: PENNY WATSON
TELEPHONE: 0178422 7023

This information is provided by RNS
The company news service from the London Stock Exchange

Company Announcements takes no responsibility for the accuracy of the information within this site. The announcements are supplied by the Pri
denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Dis
announcements are filtered from this site.

Elementis PLC
15 July 2005

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, EI4 5HS

Please ensure the entries on this return arc typed

1. Name of company ELEMENTIS PLC

2. Name of Scheme: ELEMENTIS SAVINGS RELATED SHARE OPTION SCHEME 19

3. Period of return; From 08.01.05 to 15.07.05

4.	Number and class of shares (amount of stock/debt security) not issued under scheme	5,328,596
5.	Number of Shares issued/allotted under scheme during period:	2,812,807
6.	Balance under scheme not yet issued/allotted at end of period	2,515,789
7.	Number and class of shares) (amount of stock/debt securities) originally listed and the date of admission;	6,000,000 ORDINARY SHARES OF 5P - 24 FEBRUARY 1998

Please confirm total number of shares in issue at the end of the period in o
for us to update our records

434,975,917 ORDINARY SHARES OF 5P

Contact for queries:
Name: PENNY WATSON

Address: ELEMENTIS PLC
ELEMENTIS HOUSE

Telephone: 01784 227023

56 KINGSTON ROAD
STAINES TW18 4ES

Person making return:

Name: PENNY WATSON
Position: COMPANY SECRETARY ASSISTANT
Signature:

This information is provided by RNS
The company news service from the London Stock Exchange

Company Announcements takes no responsibility for the accuracy of the information within this site. The announcements are supplied by the Pri
denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Dis
announcements are filtered from this site.

Elementis PLC
19 July 2005

Elementis plc

Notification of Interim Results

Elementis plc will announce its interim results for the six months ended 30 June 2005, on Thursday 28 July 2005.

For further information please contact:

Elementis plc
Mark Prudden - Company Secretary 01784 22 7022

This information is provided by RNS
The company news service from the London Stock Exchange
MJBMJA

Company Announcements takes no responsibility for the accuracy of the information within this site. The announcements are supplied by the Pri
denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Dis
announcements are filtered from this site.

Elementis PLC
28 July 2005

PRESS INFORMATION

28 July 2005

Elementis plc

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2005

- Sales £223.6 million (2004: £176.8 million); $421.5 million (2004: $321.6 million)
- Operating profit before exceptional items £8.1 million (2004: £5.6 million)
- Profit before tax and exceptional items £4.5 million (2004: £3.0 million)
- Earnings per share before exceptional items 1.0 pence (2004: 0.7 pence)
- Net exceptional items £7.6 million (2004: £1.0 million)
- Operating profit £0.5 million (2004: £4.6 million), loss before tax £3.1 million (2004: profit of £2.0 million), loss per share 0.5 pence (2004: earnings of 0.6 pence)

- 26 per cent sales growth from Servo acquisition and price increases
- 45 per cent higher operating profit before exceptional items
- Chromium prices up 17 per cent on first half 2004 - further increases announced
- Coatings volume down on soft consumer demand and slowing of Chinese growth
- New TaiCang Pigments plant on stream, East St Louis operations scaling down
- Servo rationalisation and head office reorganisation - benefits in second half

Geoff Gaywood, Chief Executive of Elementis plc, said:

'All four Elementis businesses delivered good sales growth in the first half of 2005 compared to last year, despite softer demand for pigments and additives in the coatings sector. The Servo acquisition added £40.5 million in sales and £2.0 million in operating profit, while better Chromium pricing, net of strong ongoing variable cost inflation, generated a £2.4 million operating profit improvement. Higher volumes in Specialty Rubber delivered a £0.5 million operating profit uplift.

'Elementis will begin to benefit in the second half from cost reductions related to the scaling down of the East St Louis pigments plant, the Servo rationalisation and a Head Office reorganisation, all of which have been previously announced.

'However, external inflationary cost pressures of the kind that significantly impacted 2004 performance, particularly energy and raw materials, remain a concern, and a recovery of demand in the coatings sector is unlikely in the short term.'

- Ends -

An interview with Geoff Gaywood in video/audio format can be viewed on

www.elementis.com

and

www.cantos.com

from 0700 hours GMT.

Enquiries

Elementis plc	Tel: +44 (0)1784 227 000
Geoff Gaywood	Chief Executive
Brian Taylorson	Finance Director
Financial Dynamics	Tel +44 (0) 20 7831 3113
Deborah Scott	
Greg Quine	

Chairman's Statement

Overview

Sales for the first half of 2005 rose by £46.8 million compared to the same period of last year to £223.6 million, due to the acquisition of Sasol Servo on 30 June 2004 and improved pricing, particularly in chromium chemicals. Soft global demand in the coatings sector and unfavourable currency movements negatively impacted sales by £8.0 million.

Operating profit for the period, before exceptional items, was £8.1 million, an improvement of £2.5 million, as a result of the Servo acquisition and prices moving ahead of raw material and energy cost inflation. There was a net charge of £7.6 million for exceptional items, which comprised £4.6 million from the sale of the Hardman adhesives business completed in June, offset by charges of £7.1 million for the rationalisation of the East St Louis pigments plant, £4.0 million for the rationalisation of the Servo operations, and a £1.1 million head office restructuring charge.

The newly constructed pigments production facility in TaiCang, China, is now producing a full range of products, and operations at the East St Louis plant will be scaled down during the second half of the year as production is transferred to other manufacturing sites including TaiCang. The Company expects that these moves will result in an improvement in margins for its pigments business in 2006 when they will have been implemented fully.

Dividends and issue of redeemable B shares

The Board has not declared an interim ordinary dividend. Instead it will continue with its programme of issuing and redeeming redeemable B shares. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 27 October 2005, such that they receive redeemable B shares with a total nominal share value of 1.1 pence for each ordinary share held. The issue will be coupled with an offer to redeem the new shares for cash at their nominal value on 2 November 2005. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on the same date. A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 22 September 2005.

Current trading and outlook

The Board of Elementis, which was reconstituted in June 2005, is reviewing the Company's strategy and the operations of each of its business units. The Company will provide an update of the plans resulting from this process during the second half. Excluding any changes that may result from the Board's review, the Company's current trading performance is in line with its expectations for continued improvement in the second half of the year.

Edward Bramson
Chairman
28 July 2005

Chief Executive's Strategic and Operating Review

Strategic progress report

All four Elementis businesses delivered good sales growth in the first half of 2005 compared to the same period last year, with most of the 26 per cent improvement coming from the Servo acquisition and recovery in the chromium chemicals business.

A 45 per cent improvement in operating profit before exceptional items was largely driven by continued progress in the restoration of chromium chemicals pricing. Inflationary cost pressure has continued, but the effects have been offset by improved pricing in all businesses. The demand for pigments and specialty additives in decorative paints was estimated to be 5 - 6 per cent below prior year due to weaker consumer demand in the US and Europe, and the effects of Chinese government action to halt speculation in the construction sector. There was good growth in sales of Servo products and to other targeted Specialties markets. Specialty Rubber has continued to show good top line growth, and further improvement in operating profit.

Specialties

Sales net of the Servo acquisition declined by 6 per cent due to soft demand in the coatings sector. The Servo acquisition, which is now fully integrated, added £33.0 million of sales and £1.3 million of operating profit, and related cost rationalisation measures previously announced will begin to take effect in the second half of 2005. Overall operating profit before exceptional items declined by 10 per cent due to the coatings volume shortfall and an increased overhead cost allocation. Growth was good in the oilfield and personal care markets, and progress in the introduction of new technologies and product platforms continues in line with expectations.

Pigments
The soft coatings market caused Elementis Pigments sales in this sector to decline by 5 per cent compared to the prior year. However, improved pricing and the benefits of the additional sales of driers from the Servo acquisition offset the downside, so that overall sales rose by 17 per cent, and operating profit for the period improved. Sales to the construction industry have been flat, while production of a new range of pigments for the plastics sector has commenced. Start-up of the new world scale plant at TaiCang, China, has proceeded as expected, and a full range of pigments is now being manufactured there in accordance with specifications. Production at the Elementis Pigments East St Louis plant will be scaled down in the second half of the year, as production increases at other facilities, including TaiCang.

Chromium

Chromium chemicals pricing in US Dollars rose by 19 per cent compared to the same period in 2004, and US Dollar sales grew by 21 per cent, which translates to a 17 per cent increase in Sterling. Global production capacity rationalisation in the Far East progressed further, while demand remained good in all market sectors. Prices were increased in January, April and July, and will be selectively increased again on 1 October. Cost inflation from freight, energy and raw materials has continued, but the tightening supply/demand situation is supporting progressive operating profit recovery.

Specialty Rubber

Sales of Linatex brand rubber products to the mining and construction materials industries have continued to grow strongly in the first half of the year in all market sectors, and operating profit has risen accordingly. A new joint venture started up in Chile, further adding to growth momentum. This business is currently under strategic review.

Safety and environmental

Corporate safety performance, as measured by recordable incidents and lost time accidents, has continued on a favourable trend, and is now at the level of the top quartile of the world's chemical companies.

Board changes

I am delighted to welcome Edward Bramson as the new Chairman of Elementis plc, and his fellow non-executive directors Matthew Peacock, Ken Minton and Ian Brindle. The new Board is highly experienced and has a fine track record of delivering shareholder value, which creates a favourable environment for the enhancement of performance at Elementis.

Geoff Gaywood
Chief Executive
28 July 2005

Financial review of operations
for the six months ended 30 June 2005

	2005 Revenue £million	200[illegible] Operatin[illegible] profi[illegible] befor[illegible] exceptiona[illegible] item[illegible] £millio[illegible]
Specialties	92.9	6.[illegible]
Pigments	46.6	0.[illegible]
Chromium	62.0	1.[illegible]
Specialty Rubber	24.0	0.[illegible]
Inter-group	(1.9)	[illegible]
	223.6	8.[illegible]

(Continued from table above)

	2004 Revenue £million	2004 Operating profit/(loss) before exceptional items £million
Specialties	64.0	7.1
Pigments	40.0	-
Chromium	53.1	(1.3)
Specialty Rubber	22.7	(0.2)
Inter-group	(3.0)	-
	176.8	5.6

IFRS

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) in issue and expected to be endorsed by the European Union by 31 December 2005. Comparative results for 2004 have been restated accordingly.

As allowed by IFRS, significant transactions primarily in relation to restructuring and business disposals have been separately identified in the financial statements to enable users to understand these items and the business results excluding these significant items. These significant transactions have collectively been described as exceptional items.

Financial results

Revenue in the first half of 2005 was £46.8 million higher than the same period in 2004 at £223.6 million. The acquisition of the Servo business in June 2004 added £40.5 million to revenue, while currency movements reduced sales by 2 per cent. On a constant currency basis and excluding acquisitions and disposals, revenue increased by 6 per cent, with Chromium up 19 per cent, Specialty Rubber up 5 per cent, Specialties lower by 2 per cent and Pigments essentially flat.

Sales volumes were 2 per cent lower with increases in Chromium and Specialty Rubber offset by declines in Specialties and Pigments. In terms of geography, volumes in North America were higher than the previous year, with strong sales in Chromium to the industrial CCA and refractory markets more than offsetting soft demand in coatings. Volumes in Asia Pacific were generally lower due to a slowdown in the Chinese construction sector and a softer coatings market, although volumes sold to Japan by Chromium increased due to plant closures there. European volumes were more or less flat.

Operating profit before exceptional items was £2.5 million higher than last year at £8.1 million. The Servo acquisition contributed £2.0 million and price increases, particularly in Chromium, contributed close to £14.0 million. Energy costs increased by £3.3 million while other costs, particularly raw materials and freight, increased by around £9.0 million with much of the inflation in costs having taken place during the second half of 2004.

Profit before tax and exceptional items was £4.5 million compared to £3.0 million in the first half of 2004. Basic earnings per share before exceptional items increased to 1.0p (2004: 0.7p) due to the increase in operating profits, partly offset by higher finance costs and taxation.

Exceptional items were a net charge before tax of £7.6 million giving an overall loss before tax of £3.1 million (2004: profit of £2.0 million). Earnings per share after exceptional items was a loss of 0.5p (2004: earnings of 0.6p).

Specialties

Revenue at Specialties was £28.9 million higher than the previous year at £92.9 million. The Servo acquisition added £33.0 million to revenue while currency movements reduced it by £2.2 million. Excluding the effects of currency and acquisitions, revenue was 2 per cent lower than the previous year. Prices improved by 4 per cent versus the first half of 2004, but volumes were around 6 per cent lower due to softer demand in the coatings sector in both Europe and North America.

Operating profit before exceptional items was £0.7 million lower than the first half of 2004 at £6.4 million. Lower sales volumes were compensated by higher prices and the Servo acquisition added £1.3 million to operating profit. In addition, the revaluation of Hectorite ore at its mine in California contributed £0.8 million to its result in the first half of 2005. Fixed costs were higher than the previous year and this will be addressed in the second half of 2005 by the announced rationalisation at Servo and the reduction in central administration costs.

	2004 Revenue Six months ended 30 June £million	Effect of exchange rates £million	Acquisitions/ disposals £million	Inc (dec £m

Specialties	64.0	(2.2)	32.3
Pigments	40.0	(0.6)	7.5
Chromium	53.1	(1.3)	-
Specialty Rubber	22.7	0.1	-
Inter-company	(3.0)	0.1	-
	176.8	(3.9)	39.8

Pigments

Revenue at Pigments for the first half of 2005 was £6.6 million higher than the previous year at £46.6 million. Excluding the Servo acquisition, which added £7.5 million of sales and the effects of currency, revenue was essentially flat. Prices improved by around 6 per cent but were offset by lower volumes due to softer demand in the coatings sector in both Europe and North America.

Operating profit before exceptional items was £0.3 million higher than the first half of 2004 at £0.3 million. Higher selling prices more than offset the effects of lower volumes, but energy and raw material cost inflation, which was particularly evident in the second half of 2004, had a dampening effect. The Servo acquisition contributed around £0.7 million to operating profit.

Chromium

Revenue at Chromium increased by £8.9 million versus the first half of 2004 to £62.0 million, largely driven by strong selling price momentum that increased sales by 17 per cent. Volumes were up 2 per cent with increases in most higher margin products, offset by reduced volumes in lower margin dichromate and chrome sulphate. Overall, revenues on a constant currency basis were 19 per cent higher than the first half of 2004.

Operating profit before exceptional items improved by £2.4 million versus the first half of 2004 to £1.1 million. Improvements in pricing and volumes were offset by an increase of £2.4 million in energy costs and other cost increases of £4.4 million, mostly in raw materials, freight and maintenance.

Specialty Rubber

Revenue at Specialty Rubber increased by £1.3 million versus the first half of 2004 to £24.0 million. The improvement came in equal amounts from increased volumes and higher prices. Volume increases were particularly prominent in Europe and also in Chile, where a new joint venture was recently formed to serve that market.

Operating profit before exceptional items was £0.3 million versus a loss of £0.2 million in the first half of 2004. Improved sales more than offset cost inflation.

Exceptional items

IFRS requires separate disclosure of material items of income and expense. These items are considered to be most appropriately described as exceptional.

Rationalisation of East St Louis pigments plant
Rationalisation of Servo business
Central restructuring costs
Sale of Hardman business
Total

The Group announced on 30 June 2005 that the majority of its Pigments plant at East St Louis would cease operation and that production would be transferred to other sites, including the newly constructed facility at TaiCang. The charge of £7.1 million comprises an asset impairment of £4.8 million and redundancy and decommissioning costs of £2.3 million.

The charge of £4.0 million in respect of the Servo business comprises redundancies and the cost of transferring the Group's Oosterhout plant to the Servo plant at Delden, Netherlands.

In addition, as part of management's continued focus on cost control and due to the significant progress that the Group has made in resolving legacy legal issues, a central restructuring has been implemented at a cost of £1.1 million.

The sale of the Group's Hardman epoxy and urethane products business was completed on 13 June 2005 for a cash consideration of £7.8 million, which resulted in a gain on disposal of £4.6 million.

Interest

£million	2005
On net borrowings	2.8
Pension finance charge	0.5
Discount on provisions	0.3
Total	3.6

Interest payable on net borrowings was £1.1 million higher than the previous year due to increased borrowings following the acquisition of Servo in June 2004.

Interest cover (the ratio of operating profit before exceptional items to interest on net borrowings) was 3.1 times (2004: 7.1 times)

Taxation

Tax (charge)/credit	£million	Ef
Before exceptional items	(0.1)	
Exceptional items	1.3	
Total	1.2	

The Group's tax rate on profit before exceptional items was 2.6 per cent and is lower than the standard UK corporation tax rate primarily due to the utilisation of brought forward losses and the resolution of open issues from prior periods.

Earnings per share

Earnings per share before exceptional items was 1.0 pence (2004: 0.7 pence) due to the £2.5 million increase in operating profit, which was partially offset by increased finance costs and taxation. Earnings per share after exceptional items was a loss of 0.5 pence (2004: earnings of 0.6 pence).

Cash flow

Net borrowings increased by £10.9 million in the period to 30 June 2005 to £101.1 million. This included £2.5 million in relation to B shares which, due to their preferential rights, have been transferred to net borrowings in accordance with IAS 39.

Working capital increased by £9.0 million (2004: £18.8 million) reflecting seasonal trading. The increase is less than the same period last year due to improvements in working capital following the implementation of the Group's ERP system in three of the businesses and the creation of Shared Service Centres in North America and Europe. Currency fluctuations also caused borrowings to increase by £4.7 million.

The cash flow is summarised below:

	2005 £million	2004 £million
Earnings before interest, exceptionals, depreciation and amortisation	16.9	12.6
Change in working capital	(9.0)	(18.8)

Other	(5.8)	(4.5)
Capital expenditure	(9.0)	(9.7)
	(6.9)	(20.4)
Redemption of B shares	(4.6)	(4.6)
Acquisitions and disposals	7.8	(34.8)
Reclassification of B shares	(2.5)	-
Currency translation on net borrowings	(4.7)	0.5
	(10.9)	(59.3)
Net borrowings at start of period	(90.2)	(46.9)
Net borrowings at end of period	(101.1)	(106.2)

Capital expenditure

Capital expenditure on fixed assets was £8.7 million (2004: £9.7 million). This included £1.3 million on the construction of the Pigments plant in TaiCang, China. Excluding this project capital expenditure was 84 per cent of depreciation (2004: 84 per cent).

Balance sheet

	2005 £million
Tangible fixed assets	174.2
Other net assets	151.5
	325.7
Equity attributable to parent	224.6
Net borrowings	101.1
	325.7
Gearing1	31%

1 the ratio of net borrowings to equity attributable to parent plus net borrowings

Equity attributable to the parent was lower than at 30 June 2004 due to changes in deferred tax and actuarial losses associated with pension and other post retirement schemes of £13.6 million and the redemption of B shares totalling £9.2 million.

The main sterling currency exchange rates in the period were:

	2005 30 June	2005 Average	2004 30 June
US dollar	1.79	1.87	1.81
Euro	1.48	1.45	1.49

There was no significant impact on the Group's balance sheet as a result of changes in the period end exchange rates. In terms of average exchange rates for the first six months of 2005 and the equivalent period last year, the Euro was 2 per cent stronger against the Pound Sterling in the current period, while the US Dollar was 3 per cent weaker. Average exchange rate movements in the first six months of 2005 caused revenue to be £3.9 million lower than last year and operating profit to be £1.1 million higher than last year.

Working capital

Inventories were £7.6 million higher than at the same time last year. This was primarily due to a strategic inventory build in the Pigments business in anticipation of the closure and transfer of production from the East St Louis plant. Debtor days at the end of the period were 56 compared to 61 days at 30 June 2004 and creditor days had increased by 8 days to 69 (2004: 61).

Pensions and other post retirement benefits

The pension liability was £81.8 million at 30 June 2005 compared to £81.4 million at 31 December 2004. The pension schemes were not revalued at 30 June 2005 and the net liability calculated by the Group's actuaries at 31 December 2004 has been updated for contributions paid and amounts expensed in the six months ended 30 June 2005.

In the first half £3.4 million (2004: £3.0 million) was charged to the profit and loss account including £0.5 million (2004: £0.4 million) of finance charges and £5.1 million (2004: £3.9 million) was paid in contributions.

Brian Taylorson
Finance Director
28 July 2005

Consolidated interim income statement
for the six months ended 30 June 2005

	Note	Before exceptional items £million	Six months Exceptional items* £million
Revenue	3	223.6	-
Cost of sales		(154.8)	-
Gross profit		68.8	-
Other operating income		-	4.6
Distribution costs		(35.2)	-
Administrative expenses		(25.4)	(12.2)
Share of loss of associates		(0.1)	-
Operating profit	3	8.1	(7.6)
Net finance costs	4	(3.6)	-
Profit/(loss) before income tax		4.5	(7.6)
Tax	6	(0.1)	1.3
Profit for the period		4.4	(6.3)
Attributable to:			
Equity holders of the parent		4.2	(6.3)
Minority interests		0.2	-
		4.4	(6.3)
Earnings per share			
Basic and diluted	7	1.0	

(Continued from table above)

	Note	Six months ended 30 June 2004 Before exceptional items £million	Exceptional items* £million
Revenue	3	176.8	-
Cost of sales		(117.8)	-
Gross profit		59.0	-
Other operating income		-	-
Distribution costs		(30.5)	-
Administrative expenses		(22.9)	(1.0)
Share of loss of associates		-	-
Operating profit	3	5.6	(1.0)
Net finance costs	4	(2.6)	-

Profit/(loss) before income tax		3.0	(1.0)
Tax	6	0.2	0.2
Profit for the period		3.2	(0.8)
Attributable to:			
Equity holders of the parent		3.2	(0.8)
Minority interests		-	-
		3.2	(0.8)
Earnings per share			
Basic and diluted	7	0.7	

* IFRS requires separate disclosure of items of income and expense which are material by virtue of their nature and amount. These items are considered to be most appropriately disclosed as exceptional (see note 5).

Consolidated interim income statement (continued)

	Note	Before Exceptional items £million	Year ende Exceptional items £million
Revenue	3	389.2	-
Cost of sales		(264.1)	-
Gross profit		125.1	-
Other operating income		-	2.6
Distribution costs		(66.5)	-
Administrative expenses		(47.1)	(5.2)
Operating profit	3	11.5	(2.6)
Net finance costs	4	(5.6)	-
Profit before income tax		5.9	(2.6)
Tax	6	(0.1)	0.2
Profit for the period		5.8	(2.4)
Attributable to:			
Equity holders of the parent		5.8	(2.4)
Minority interests		-	-
		5.8	(2.4)
Earnings per share			
Basic and diluted	7	1.3	

Consolidated interim statement of recognised income and expense
for the six months ended 30 June 2005

	2005 Six months ended 30 June £million	2004 Six months ended 30 June £million
Exchange differences on translation of foreign operations	11.6	(1.1)
Actuarial loss on pension and other post retirement schemes	-	-
Deferred tax associated with pension and other post retirement schemes	-	-

Net income/(expense) recognised in equity	11.6	(1.1)
(Loss)/profit for the period	(2.1)	2.4
Total recognised income and expense for the period	9.5	1.3
Attributable to:		
Equity holders of the parent	9.3	1.3
Minority interests	0.2	-
	9.5	1.3

Consolidated interim statement of changes in equity
for the six months ended 30 June 2005

	2005 Six months ended 30 June £million	2004 Six months ended 30 June £million
Total recognised income and expense for the period	9.5	1.3
Transfer of B shares from equity to non-current liabilities	(2.5)	-
Issue of shares	0.6	-
Recognition of share-based payments	0.3	0.1
Redemption of redeemable B shares	(4.6)	(4.6)
Net increase/(decrease) in equity attributable to the parent	3.3	(3.2)
At beginning of financial period	221.3	252.3
At end of financial period	224.6	249.1

Consolidated interim balance sheet
at 30 June 2005

	2005 30 June £million	2004 30 June £million
Non-current assets		
Goodwill	164.1	163.2
Intangible assets	0.5	0.6
Property, plant and equipment	174.2	171.8
Interests in associates and other investments	2.2	3.8
Deferred tax assets	17.6	26.0
Total non-current assets	358.6	365.4
Current assets		
Inventories	73.9	66.3
Trade and other receivables	95.6	91.9
Cash and cash equivalents	12.6	32.4
Assets classified as held for sale	-	6.7
Total current assets	182.1	197.3
Total assets	540.7	562.7
Current liabilities		
Bank overdrafts and loans	(6.2)	(8.7)
Trade and other payables	(84.5)	(65.4)
Provisions	(7.6)	(1.3)
Liabilities classified as held for sale	-	(1.3)

Total current liabilities	(98.3)	(76.7)
Non-current liabilities		
Bank loans	(107.5)	(129.9)
Retirement benefit obligations	(81.8)	(79.7)
Deferred tax liabilities	(1.8)	(0.9)
Provisions	(21.9)	(22.1)
Government grants	(2.3)	(2.4)
Total non-current liabilities	(215.3)	(235.0)
Total liabilities	(313.6)	(311.7)
Net assets	227.1	251.0
Equity		
Share capital	22.1	23.6
Share premium	1.2	1.2
Other reserves	75.9	65.8
Retained earnings	125.4	158.5
Equity attributable to equity holders of the parent	224.6	249.1
Minority equity interests	2.5	1.9
Total equity and reserves	227.1	251.0

Consolidated interim cash flow statement
for the six months ended 30 June 2005

	Note	2005 Six months ended 30 June £million	2[illegible] Six mon[illegible] en[illegible] 30 J[illegible] £mill[illegible]
Cash flow from operating activities	8	1.3	(11
Investing activities			
Interest received		0.3	[illegible]
Disposal of property, plant and equipment		-	
Purchase of property, plant and equipment		(9.0)	(9
Acquisition of business		-	(34
Disposal of businesses		7.8	
Net cash used in investing activities		(0.9)	(44
Financing activities			
Issue of shares		0.6	
Redemption of B shares		(4.6)	(4
(Decrease) in borrowings due within one year		(3.0)	(0
Increase in borrowings repayable after one year		2.7	6.
Repayments of obligations under finance leases		(0.2)	
Net cash (used in)/from financing activities		(4.5)	6[illegible]
Net (decrease)/increase in cash and cash equivalents		(4.1)	[illegible]
Cash and cash equivalents at beginning of period		10.3	2[illegible]
Foreign exchange		0.2	(0
Cash and cash equivalents at end of period		6.4	2[illegible]

Notes to the interim financial statements
for the six months ended 30 June 2005

1 General Information

The comparative figures for the year ended 31 December 2004 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices, have been reported on by the Company's auditor and delivered to the Registrar of Companies. The auditor's report was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

2 Accounting policies

Statement of compliance The consolidated interim financial statements of the Company comprise the Company and its subsidiaries (the 'Group') and the Group's interest in associates. European Union (EU) law requires that the next annual consolidated financial statements of the Company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU ('adopted IFRS'). This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective at 30 June 2005 or are expected to be endorsed and effective at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied, which are as set out below, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the directors have assumed that the following IFRS issued by the International Accounting Standards Board will be adopted by the EU in sufficient time that it will be available for use in the annual IFRS financial statements for the year ending 31 December 2005:

Amendment to International Accounting Standard IAS 19 Employee Benefits: Acturial Gains and Losses, Group Plans and Disclosures

In addition, the adopted IFRSs that will be effective in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group was published by the Company on 31 March 2005 and is available on its website at

www.elementis.com

3 Segment reporting

Segment information is presented in the consolidated interim financial statements in respect of the business segments that reflect the Group's management and internal reporting structure.

		Six months e
	External £million	Eliminations £million
Revenue		
Specialties	92.9	-
Pigments	46.6	-
Chromium	62.0	(1.9)
Speciality Rubber	24.0	-
Inter-segment sales	(1.9)	1.9

	223.6	-

(Continued from table above)

	External £million	Six months e[cut off] Eliminations £million
Revenue		
Specialties	64.0	-
Pigments	40.0	-
Chromium	53.1	(3.0)
Speciality Rubber	22.7	-
Inter-segment sales	(3.0)	3.0
	176.8	-

	Before exceptional items £million	Six months en[cut off] Exceptional items £million
Segment result		
Specialties	6.4	0.2
Pigments	0.3	(7.3)
Chromium	1.1	(0.4)
Speciality Rubber	0.3	(0.1)
	8.1	(7.6)
Net finance costs		
(Loss)/profit before tax		

(Continued from table above)

	Before exceptional items £million	Six months en[cut off] Exceptional items £million
Segment result		
Specialties	7.1	-
Pigments	-	-
Chromium	(1.3)	(1.0)
Speciality Rubber	(0.2)	-
	5.6	(1.0)
Net finance costs		
(Loss)/profit before tax		

	External £million	Year ended Eliminations £million
Specialties	159.5	-
Pigments	78.7	-
Chromium	110.5	(5.4)
Speciality Rubber	45.9	-
Inter-segment sales	(5.4)	5.4
	389.2	-
Net finance costs		
Profit before tax		

(Continued from table above)

	Year ended	
	Before exceptional items £million	Exceptional items £million
Specialties	14.9	(3.9)
Pigments	0.1	-
Chromium	(3.8)	(1.3)
Speciality Rubber	0.3	2.6
Inter-segment sales	-	-
	11.5	(2.6)
Net finance costs		
Profit before tax		

4 Net finance costs

		2005 Six months ended 30 June £million	200 Six month ende 30 Jun £ millio
a)	Net interest payable:		
	Interest payable	(2.9)	(2.0
	Interest receivable - bank	0.2	0.
	Interest on corporation tax refunds/ (payments)	(0.1)	
	Net interest payable	(2.8)	(1.7
b)	Other finance charges:		
	Pension and post-retirement liabilities	(0.5)	(0.4
	Unwind of discount on provisions	(0.3)	(0.5
	Other finance charges	(0.8)	(0.9
	Total finance costs	(3.6)	(2.6

5 Exceptional items

	2005 Six months ended 30 June £million	Six m 30 £mi
Central restructuring charge	(1.1)	
Pigments East St Louis rationalisation	(7.1)	
Restructure of Chromium	-	
Rationalisation of Servo business	(4.0)	
Impairment of joint venture	-	
Profit on disposal of property	-	
Profit on disposal of business	4.6	
	(7.6)	
Tax credit on exceptional items	1.3	
	(6.3)	

6 Tax

The tax charge on profit before exceptional items of £0.1 million (2004: credit of £0.2 million) is based on an estimated effective tax rate on profit before exceptional items for the year to 31 December 2005 of 2.6 per cent (2004: 21.0 per cent). The rate is lower than the standard UK corporation tax rate primarily due to the utilisation of losses and the resolution of open issues from prior periods. Tax on exceptional items was a credit of £1.3 million (2004: £0.2 million).

7 Earnings per share

	2005 Six months ended 30 June £million	200 Six month ende 30 Jun £millio
Earnings for the purposes of basic earnings per share	(2.1)	2.
Exceptional items net of tax	6.3	0.
Adjusted earnings	4.2	3.
	Number(m)	Number(m
Weighted average number of shares for the purposes of basic earnings per share	433.0	431.
Effect of dilutive share options	8.1	6.
Weighted average number of share for the purposes of diluted earnings per share	441.1	438.
Basic and diluted earnings per share	Pence	Penc
(Loss)/earnings per share	(0.5)	0.
Earnings per share before exceptional items	1.0	0.

8 Net cash flow from operating activities

	2005 Six months ended 30 June £million	200 Six month ende 30 Jun £millio
Operating profit	0.5	4.
Adjustments for:		
Depreciation of property, plant and equipment	8.8	6.
Amortisation of intangible assets	0.1	
Decrease in provisions	(1.5)	(1.4
Pension contributions net of current service cost	(1.8)	(0.9
Share-based payments	0.3	0.
Exceptional items charged net of cash outflow	7.7	1.
Operating cash flows before movements in working capital	14.1	10.
Increase in inventories	(3.7)	(4.1
Increase in debtors	(12.1)	(12.9
Decrease/(increase) in creditors	6.8	(1.8
Cash generated by operations	5.1	(8.5
Income taxes (paid)/received	(0.7)	(0.5
Interest paid	(3.1)	(2.0
Net cash flow from operating activities	1.3	(11.0

9 Movement in net borrowings

	2005 Six months ended	200 Six month ende

	30 June £million	30 Jun £millio
Change in net borrowings resulting from cash flows		
(Decrease)/increase in cash and cash equivalents	(4.1)	5.
Decrease/(increase) in borrowings	0.4	(65.0
	(3.7)	(59.8
Transfer of B shares from equity	(2.5)	
Currency translation differences	(4.7)	0.
Increase in net borrowings	(10.9)	(59.3
Net borrowings at beginning of period	(90.2)	(46.9
Net borrowings at end of period	(101.1)	(106.2

10 Contingent liabilities

Particulars of Claim were served on the Company on 2 April 2004 alleging breaches of warranties under the contract for the sale of Pauls Malt Limited, relating to the repayment of export refunds to the Department for Environment, Food and Rural Affairs. Elementis was notified on 20 July 2005 that the Commercial Court had ruled against the Company on a number of preliminary issues in relation to the claim. The Company intends to appeal against this ruling and intends to continue to vigourously defend the claim, which amounts to approximately £5.2 million.

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Company Announcements takes no responsibility for the accuracy of the information within this site. The announcements are supplied by the Pri
denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Dis
announcements are filtered from this site.

Elementis PLC
09 August 2005

9 August 2005

ELEMENTIS PLC

BOARD CHANGES

Elementis plc (LSE:ELM), today announces that the Company's Chief Executive Officer, Geoff Gaywood, has resigned his position, and will step down from tl Board with immediate effect.

Edward Bramson, currently non-executive Chairman of Elementis, will become Executive Chairman, and continue the group-wide strategic review that is currently underway, the results of which are expected to be announced during second half of this year.

The Board reiterates the statement made in the recent announcement of the Company's interim results for the half year ended 30 June 2005 that excludin(any changes that may result from the Board's review, the Company's current trading performance is in line with its expectations for continued improvemer in the second half of the year.

Enquiries:

Elementis plc	Tel: +44 (0)1784 227 000
Ed Bramson	Executive Chairman
Brian Taylorson	Finance Director
Financial Dynamics	Tel: +44 (0) 207 831 3113
Deborah Scott	
Greg Quine	

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Company Announcements takes no responsibility for the accuracy of the information within this site. The announcements are supplied by the Pri
denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Dis
announcements are filtered from this site.

Elementis PLC
16 August 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE ATTACHED

5) Number of shares/amount of stock acquired.

4,169,042

6) Percentage of issued Class (any treasury shares held by company should r be taken into account when calculating percentage)

0.95%

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by company should r be taken into account when calculating percentage)

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

15.8.2005

12) Total holding following this notification

52,642,970

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account wh calculating percentage)

12.09%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 22 7023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 16.8.05 ....

LETTER TO: ELEMENTIS PLC
15 August 2005

5p ORDINARY SHARES ('SHARES')

We write to advise you that we, Schroder Investment Management Limited, have interest in 48,355,253 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are: -

(i) 3,680,926 shares registered or to be registered in the name of our wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees).

(ii) 17,483,512 shares held in (a) unit trust(s) operated and managed by an affiliated company. Schroder Unit Trusts Limited (SUTL), and registere or to be registered in the name of Chase Nominee and,

(iii) 27,190,845 shares neither registered nor to be registered in the name Schroder Nominees. The registration details are shown on the enclosed

schedule.

A subsidiary, Schroder Investment Management North America Ltd (SIMNA Ltd), i
managing (a) portfolio(s) on a similar basis holding a further 4,131,687 sha
These shares are registered or to be registered in the name of Chase Nominee
Limited.

An affiliated company, Schroder & Co Limited (S&Co Ltd), is managing a portf
holding a further 156,000 shares which are registered or to be registered in
name of Brown Brothers Harriman.

We believe that we, our subsidiary and affiliated company are therefore interested in an overall aggregate of 52,642,970 shares, representing some 12.103% of the total number of shares in issue, namely 434,975,917.

This notification is made to you:-

(a) in respect of our interest as investment managers,

(b) on behalf of SIMNA Ltd and SUTL in relation to the interests they are treated as having respectively under the Companies Act 1985 (the Act), a

(c) on behalf of Schroders plc., our holding company, which is treated as ha an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Ltd. SUTL and ourselves.

Katy Creagh-Osborne -
Compliance
Schroders Investments Ltd

5P ORDINARY SHARES
SCHEDULE

REGISTRATION	AM
British Coal Staff Superannuation a/c:P	8,957,
Chase Nominees Limited	5,250,
Mineowrkers' Pension Scheme a/c:R	10,233,
Nortrust Nominees Limited	2,750,
	27,190,

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denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Di
announcements are filtered from this site.

Elementis PLC
23 September 2005

Elementis plc

ISSUE OF REDEEMABLE B SHARES

Copies of the Circular dated 22 September 2005 have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel, No, (0)20 7676 1000

For further information contact: Penny Watson, Elementis plc (01784 22 7023)

This information is provided by RNS
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Company Announcements takes no responsibility for the accuracy of the information within this site. The announcements are supplied by the Pri denoted by the announcement source. Queries of this nature should be directed to the source or PIP.
Company Announcements reserves the right to publish a filtered set of announcements. NAV announcements, Rule 8 announcements, EMM Di announcements are filtered from this site.

UKLA Filings made from
15 June 2005 to 30 September 2005


3

Date	Description
15 July 2005	Blocklisting Returns
23 September 2005	Redeemable B Share Circular

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 207501

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of scheme	ELEMENTIS DISCRETIONARY EXECUTIVE SHARE OPTION SCHEME 1998
3.	Period of return:	From 08.01.05 to 15.07.05
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	6,785,933
5.	Number of shares issued/allotted under scheme during period:	26,549
6.	Balance under scheme not yet issued/allotted at end of period	6,759,384
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	7,000,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

434,975,917 ordinary shares of 5p

Contact for queries:

Name: PENNY WATSON

Telephone: 01784 227023

Address: ELEMENTIS PLC
ELEMENTIS HOUSE
56 KINGSTON ROAD
STAINES
TW18 4ES

Person making return

Name: PENNY WATSON

Position: COMPANY SECRETARIAL ASSISTANT

Signature: [signature]

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 207501

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of scheme	ELEMENTIS UNAPPROVED EXECUTIVE SHARE OPTION SCHEME 1998
3.	Period of return:	From 08.01.05 to 15.07.05
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,308,126
5.	Number of shares issued/allotted under scheme during period:	102,000
6.	Balance under scheme not yet issued/allotted at end of period	1,206,126
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,500,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

434,975,917 ordinary shares of 5p

Contact for queries:

Name: PENNY WATSON

Telephone: 01784 22 7023

Address: ELEMENTIS PLC
ELEMENTIS HOUSE
56 KINGSTON ROAD
STAINES TW18 4ES

Person making return

Name: PENNY WATSON

Position: COMPANY SECRETARIAL ASSISTANT

Signature: [signature]

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 207501

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of scheme	ELEMENTIS SAVINGS RELATED SHARE OPTION SCHEME 1998
3.	Period of return:	From 08.01.05 to 15.07.05
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	5,328,596
5.	Number of shares issued/allotted under scheme during period:	2,812,807
6.	Balance under scheme not yet issued/allotted at end of period	2,515,789
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	6,000,000 ordinary shares of 5p - 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

434,975,917 ordinary shares of 5p

Contact for queries:

Name: PENNY WATSON

Telephone: 01784 227023

Address: ELEMENTIS PLC
ELEMENTIS HOUSE
56 KINGSTON RD
STAINES TW18 4ES

Person making return

Name: PENNY WATSON

Position: COMPANY SECRETARIAL ASSISTANT

Signature: [signature]

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or transfer on or before 27 October 2005, all of your ordinary shares of 5 pence each in Elementis plc, please send this document and the accompanying Redemption Form to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was or is effected for transmission to the purchaser or transferee.

Application has been made to the UK Listing Authority for the New Redeemable B Shares to be admitted to the Official List. It is expected that admission of the New Redeemable B Shares will become effective and dealings in them will commence on 2 November 2005.

This document is not a prospectus issued under Part VI of the Financial Services and Markets Act 2000. No prospectus is required by that Act to be issued in connection with the issue and admission to trading of the New Redeemable B shares, because they fall within the exemptions in paragraphs 1.2.2R(4) and 1.2.3R(5) of the Prospectus Rules made by the UK Listing Authority in accordance with Section 73A of that Act.

ELEMENTIS

Elementis plc

Issue of New Redeemable B Shares

A letter from the Chairman of Elementis plc appears on pages 3 to 4 of this document.

To be valid, Redemption Forms must be returned to Lloyds TSB Registrars so as to be received no later than 5.00pm on Thursday 27 October 2005.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document nor give any financial or taxation advice.

Contents Page

Letter from the Chairman of Elementis plc	3
Part I Details of New Redeemable B Shares and the Redemption Offer	5
Part II Taxation	9
Part III Additional Information	11
Definitions	12

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest date for requesting Partial Redemption Forms from the Registrars, Lloyds TSB Registrars	Tuesday 18 October 2005
Latest time and date for receipt of Redemption Forms (from certificated and uncertificated Shareholders)	5.00pm on Thursday 27 October 2005
Record date for entitlements to the issue of New Redeemable B Shares	Thursday 27 October 2005
New Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Wednesday 2 November 2005
New Redeemable B Shares redeemed by the Company pursuant to Redemption Forms validly completed and received by 27 October 2005	Wednesday 2 November 2005
New Redeemable B Shares entered into CREST	Wednesday 2 November 2005
Despatch of share certificates in respect of the New Redeemable B Shares	by Wednesday 2 November 2005
Despatch of cheques in respect of New Redeemable B Shares redeemed	by Thursday 3 November 2005

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.



Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

22 September 2005

To Shareholders

Dear Shareholder

Introduction

On 28 July 2005, Elementis announced its interim results and stated its decision to issue further New Redeemable B Shares. This document gives you details of the issue and related redemption offer.

Issue of New Redeemable B Shares

The Board is not proposing to pay an interim ordinary dividend. Instead, as in previous years, there will be a capitalisation issue of New Redeemable B Shares out of the Company's merger reserve. By not paying an interim dividend the Company is able to recover ACT previously paid.

The New Redeemable B Shares will be allotted to holders of Ordinary Shares on the Company's register of members on 27 October 2005 on the basis of 1.1 New Redeemable B Share for every 1 Ordinary Share held. Where the issue of New Redeemable B Shares would result in Shareholders holding a fraction of a New Redeemable B Share, this will be rounded up to the nearest whole New Redeemable B Share. The allotment is coupled with an offer to redeem these new shares for cash at their nominal value of 1 penny per share on 2 November 2005.

The New Redeemable B Shares will have a nominal value of 1 penny each. They will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The New Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in May 2006.

Action to be taken to redeem New Redeemable B Shares

Holders of New Redeemable B Shares may elect to have all or part of their holdings of New Redeemable B Shares redeemed on 2 November 2005 by completing and returning the Redemption Form by 27 October 2005 to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3DW in the enclosed reply-paid envelope. Further information on completing and returning the Redemption Form is set out in paragraph 4 of Part 1 of this document.

If you do not wish to have your New Redeemable B Shares redeemed on 2 November 2005, you need take no further action. The Board, at its discretion, may make redemption offers in the future so as to give such holders of New Redeemable B Shares further opportunity to have them redeemed at their nominal value.

Redemption offer in respect of Existing Redeemable B Shares

A further offer is being made to holders of Existing Redeemable B Shares to redeem these shares at their nominal value on 2 November 2005. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

The attention of shareholders who are not resident in the United Kingdom is drawn to paragraph 1 of Part III of this document.

Recommendation

Your Board considers the issue of New Redeemable B Shares and the making of the related Redemption Offer to be in the best interests of the Company and Shareholders as a whole. The Directors intend to accept the Redemption Offer for all the New Redeemable B Shares received in respect of their own beneficial holdings.

Yours faithfully

Edward Bramson
Chairman

Part I Details of New Redeemable B Shares and the Redemption Offer

1. Issue of the New Redeemable B Shares

Pursuant to the authorities given at the Annual General Meetings of the Company held on 28 April 2000 and 28 April 2005, the Board will capitalise a sum of up to £4.8 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of New Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. Based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 478,643,679 New Redeemable B Shares.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £92,695.18 which would be applied in paying up in full up to 9,269,518 New Redeemable B Shares. However, New Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the New Redeemable B Shares.

The New Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 New Redeemable B Shares for every Ordinary Share then held. Where the issue of New Redeemable B Shares would result in Shareholders holding a fraction of a New Redeemable B Share, this will be rounded up to the nearest whole New Redeemable B Share. The names of all qualifying New Redeemable B Shareholders will be entered into the register of members on 2 November 2005. No New Redeemable B Shares will be marketed or made available in whole or part to the public.

2. Details of the New Redeemable B Shares

The New Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the New Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 2 May 2006 in respect of the dividend calculation period commencing on 2 November 2005. The New Redeemable B Shares will carry limited voting rights and do not rank pari passu with the existing Ordinary Shares. The New Redeemable B Shares will however rank pari passu with the Existing Redeemable B Shares.

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association are summarised in paragraph 6 of this Part 1.

3. Listing of the New Redeemable B Shares

The Existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. Application has been made for the New Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 2 November 2005.

The New Redeemable B Shares will be in registered form. Elementis has applied for the New Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions and future redemptions of Redeemable B Shares may take place within the CREST system.

The expenses of, or in connection with, the issue of New Redeemable B Shares which are payable by the Company are estimated to amount to approximately £60,000 (excluding value added tax, if any).

4. Redemption of the New Redeemable B Shares

The New Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

- at a Shareholder's option on 2 November 2005 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed; and
- at the Company's option at any time.

All New and Existing Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

As described above and subject to listing of the New Redeemable B Shares on the Official List, the Company will offer to redeem the New Redeemable B Shares (and the Existing Redeemable B Shares, subject to a separate offer) on 2 November 2005.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

(a) *Action to be taken by Shareholders wishing to have their New Redeemable B Shares redeemed in full*

A Redemption Form is enclosed for use by Shareholders who hold their Ordinary Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 3DW in the enclosed reply-paid envelope, by 5.00pm on 27 October 2005, Shareholders will be entitled to have all or part of their holdings of New Redeemable B Shares redeemed on 2 November 2005. Shareholders who do not return a Redemption Form to be received by Lloyds TSB Registrars by 5.00pm on 27 October 2005 will be sent a Redeemable B Share certificate (or have their CREST accounts credited as appropriate) in respect of their New Redeemable B Shares by 2 November 2005. Shareholders who elect for redemption will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder. The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

(b) *Action to be taken by Shareholders wishing to have their New Redeemable B Shares redeemed in part*

Shareholders who wish to redeem part but not all of their holdings of New Redeemable B Shares should telephone Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day on or before 18 October 2005 for instructions.

(c) *Action to be taken by Shareholders not wishing to have their New Redeemable B Shares redeemed*

Shareholders who do not wish to have their New Redeemable B Shares redeemed need take no action. Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the New Redeemable B Shares following Admission. The Company expects to despatch, by post, by 2 November 2005 definitive share certificates in respect of any New Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. The share certificates will not be renounceable.

(d) *Further Redemption Offers*

After 2 November 2005, Redeemable B Shares will only be redeemed if the Board decides, at its discretion, to make a further redemption offer. Any such offer will be announced by the Company.

5. Despatch of documents

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

6. Rights and restrictions attaching to Redeemable B Shares

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association (the "Articles") are summarised as follows:

(a) *Income*

(i) The holders of the Redeemable B Shares are entitled to a non-cumulative preferential dividend ("the B Preferential Dividend") to be paid out of the profits of the Company available for distribution in priority to any payment of dividend to the holders of Ordinary Shares. In this paragraph, the expression "non-cumulative" in relation to the B Preferential Dividend, means that the dividend payable on each Payment Date (as defined below) is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B Preferential Dividends out of profits made in subsequent periods. The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(ii) The dividend shall be paid half-yearly on 2 May and 2 November of each year or, if any such date is not a business day (as defined in the Articles), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date"). In this paragraph, each six monthly period ending on 2 May or 2 November is a "Calculation Period".

(iii) The rate per annum of the B Preferential Dividend (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) shall be 75 per cent of the LIBOR for six month deposits in pounds sterling. The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in sterling determined in accordance with the provisions of the Articles. If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(iv) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(v) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by

representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

1. General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and HM Revenue & Customs practice as at 22 September 2005 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

2. Redeemable B Shares

(a) *Issue of New Redeemable B Shares*

The issue of New Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of New Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of New Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the New Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of New Redeemable B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of Ordinary Shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the New Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both classes of shares, as derived from the Official List. If a Shareholder holds Existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the New Redeemable B shares issued in accordance with this circular.

(b) *Redemption of Redeemable B Shares*

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a) (iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 indexation allowance will be available in respect of that part of the base cost in the existing Ordinary Shares apportioned to the Redeemable B Shares in the manner described at (a) (iii) above until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief may be available to reduce the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual. Taper relief does not apply where a loss is realised. If a gain is realised, appropriate advice should be taken as to the amount of taper relief available.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

1. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2. Registrars

The registrars for the New Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

3. Authorised share capital

The Company has an authorised share capital of £157,000,000.

4. General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

Definitions

The following terms apply throughout this document unless the context otherwise requires.

"ACT"	advance corporation tax
"Admission"	the admission of the New Redeemable B Shares to the Official List and to trading on the London Stock Exchange
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the Directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B Preferential Dividend is calculated
"Companies Act"	the Companies Act 1985 (as amended)
"Company" or "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which CRESTCo Limited is the operator
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and/or 4 November 2002 and/or 2 May 2003 and/or 3 November 2003 and/or 4 May 2004 and/or 2 November 2004 and/or 3 May 2005 which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"London Stock Exchange"	London Stock Exchange plc
"New Redeemable B Shares"	the Redeemable B Shares proposed to be issued on the terms set out in this document
"New Redeemable B Shareholder"	a holder of New Redeemable B Shares
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing
"Ordinary Shares"	the ordinary shares of 5 pence each in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, the next business day
"Record Date"	the record date for the proposed issue of New Redeemable B Shares, being the close of business on 27 October 2005
"Redeemable B Shares"	Redeemable B Shares of 1 penny each in the capital of the Company
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer

"Redemption Offer"	the offer by the Company to redeem New Redeemable B Shares on 2 November 2005 on the terms and conditions set out in this document
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

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